Exhibit 2.4

EXECUTION COPY

AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER, dated as of February 5, 2016 (this “Agreement”), by and among Randolph Bancorp, a Massachusetts-chartered mutual bank holding company (“Buyer”), First Eastern Bankshares Corporation, a Massachusetts corporation (the “Company”), and Richard F. Kalagher, an individual residing at 25111 Ridge Oak Drive, Bonita Spring, FL 34134 (“Shareholder”).

WHEREAS, Buyer, the Company and Shareholder entered into that certain Agreement and Plan of Merger, dated as of September 1, 2015 (as amended, the “Merger Agreement”); and

WHEREAS, Buyer, the Company and Shareholder entered into that certain Amendment No. 1 to Agreement and Plan of Merger, dated as of September 15, 2015; and

WHEREAS, the parties desire to amend the Merger Agreement as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

1. The Merger Agreement is hereby amended to delete Section 2.8 thereof in its entirety.

2. Section 3.7(b) is hereby deleted and restated in its entirety as follows:

“(b) As of the date hereof, the Company has no Knowledge of any reasons relating to the Company or the Company Bank why all of the Regulatory Approvals shall not be procured from the applicable Governmental Authorities having jurisdiction over the transactions contemplated by this Agreement.”

3. Section 4.5 is hereby deleted and restated in its entirety as follows:

“Section 4.5 Regulatory Approvals. As of the date hereof, Shareholder has no Knowledge of any reasons relating to Shareholder, the Company or Company Bank why all of the Regulatory Approvals shall not be procured from the applicable Governmental Authorities having jurisdiction over the transactions contemplated by this Agreement.”

4. Section 5.5 (b) is hereby deleted and restated in its entirety as follows:

“(b) As of the date hereof, Buyer has no Knowledge of any reasons relating to Buyer or Buyer Bank why (i) all of the Regulatory Approvals shall not be procured from the applicable Governmental Authorities having jurisdiction over the transactions contemplated by this Agreement or (ii) Buyer would be unable to consummate the transactions contemplated by this Agreement.”

5. Section 6.1(c) of the Merger Agreement is hereby deleted and restated in its entirety as follows:

“(c) Dividends, Etc. (i) Directly or indirectly combine, redeem, reclassify, purchase or otherwise acquire, any shares of its stock; or (ii) make, declare or pay any dividend on or in respect of, or declare or make any distribution on, any shares of stock other than dividends from wholly-owned Subsidiaries to the Company or any other wholly-owned Subsidiary of the

Company, as applicable; provided, however, that the Company shall pay to Shareholder dividends in the amount equal to the net income of the Company and its wholly-owned Subsidiaries for the period beginning on July 1, 2015 and ending on the month-end prior to the Effective Time, consistent with past practice and without regard to any later impact of the accounting and/or tax treatment of the Bonuses and other expenses related to the transactions contemplated by this Agreement. In the event that any gains on the sale of mortgage servicing rights are realized by the Company and its wholly-owned Subsidiaries in the period from the last day of the month prior to the Closing Date through the Closing Date, the net income of the Company for the period beginning on July 1, 2015 and ending on the month-end prior to the Effective Time shall be adjusted to include such gains on sale for purposes of determining the Company’s net income and the payment of dividends to Shareholder hereunder for such period, subject to the limitations set forth in subsection (ii) of the definition of Closing Balance Sheet set forth in Section 11.2(a). Buyer acknowledges and agrees that, as a means to permit payment of such dividends prior to the Effective Time, the Company may seek prior approval or non-objection from Governmental Authorities with respect to payment of dividends based upon estimates of net income during such period and pay such dividends. In the event that Governmental Authorities will not approve or not object to such dividends and/or the payment of such dividends prior to the Effective Time, the parties shall work cooperatively and in good faith to cause payment of the amount of dividends to Shareholder following the Effective Time in a manner that results in a similar tax impact to Shareholder, as if such payment were made prior to the Effective Time.”

6. Section 6.1(d) of the Merger Agreement is hereby deleted and restated in its entirety as follows:

“(d) Compensation; Employment Agreements; Etc. Enter into or amend any employment, severance or similar agreements or arrangements with any of its directors, officers, employees or consultants, grant any salary or wage increase, increase any mortgage loan originator commission rates, increase any employee benefit, or make any incentive or bonus payments, except for (i) such increases and payments to employees in the ordinary course of business consistent with past practice; provided, however, that any increases in compensation (excluding mortgage loan commissions) do not exceed, in the aggregate, five percent (5%) of the aggregate amount of all annual salaries, bonuses and overtime paid to employees of the Company and its Subsidiaries during 2015, or, individually, ten percent (10%) of the annual salary, bonus and overtime paid to the employee during 2015, (ii) as may be required by law, (iii) to satisfy contractual obligations existing as of the date hereof and disclosed on Schedule 3.20 of the Company Disclosure Schedule, (iv) payments to Peter J. Fraser, Chris A. Kreidermacher and Kellie J. Lally of 299% of their respective average annual compensation over the most recent five taxable years ending prior to the Closing Date, pursuant to written agreements between the Company and such individuals to be executed prior to the Closing Date in forms reasonably acceptable to the Company and Buyer (the “Bonus Agreements”), or (v) with respect to any amounts payable under Section 7.6(i).”

7. Section 6.1(g) of the Merger Agreement is hereby deleted and restated in its entirety as follows:

“(g) Dispositions. Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except (i) the sale, transfer or pledge of Loans, in the ordinary course of business consistent with past practice and (ii) other transactions in the ordinary course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to the Company and its Subsidiaries taken as a whole. For the avoidance of doubt, between July 1, 2015 and the Closing Date, the Company may sell mortgage servicing rights for Loans with an unpaid principal balance at the time of closing of such sale of no more than $250,000,000 and such sale or sales shall be deemed in the ordinary course of business consistent with past practice and permissible under this Section.”

8. Section 6.1(j) of the Merger Agreement is hereby deleted and restated in its entirety as follows:

“(j) Capital Expenditures. Except as described in Schedule 3.20 of the Company Disclosure Schedule, make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts not exceeding $100,000 in the aggregate.”

9. Section 6.1(q) of the Merger Agreement is hereby deleted and restated in its entirety as follows:

“(q) Loans. (i) Make, increase or purchase any Loan (which for purposes of this Section 6.1(q) shall include both funded and unfunded commitments) if, as a result of such action, the total commitment to the borrower and the borrower’s Affiliates would equal or exceed $1,000,000; (ii) make, increase or purchase any fixed-rate Loan with pricing below market rate; (iii) renegotiate, extend or modify any existing Loan by the Company Bank in an amount equal to or greater than $500,000; or (iv) renew or increase any existing Loan by the Company Bank or purchase any Loan in an amount equal to or greater than $500,000.”

10. Section 7.4 of the Merger Agreement is hereby deleted and restated in its entirety as follows:

“7.4 Regulatory Applications; Filings; Consents. Buyer and the Company, their respective Subsidiaries and Shareholder shall cooperate and use their respective reasonable best efforts (a) to promptly prepare all documentation, effect all filings and obtain all permits, consents, waivers, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the Conversion and the transactions contemplated by this Agreement, including, without limitation, the Regulatory Approvals and the Conversion Approvals, and (b) to comply with the terms and conditions of such permits, consents, approvals and authorizations. Buyer agrees to promptly file the requisite applications or notices, and accompanying documents to be filed by it with the FRB, the Securities and Exchange Commission, the FDIC, the Massachusetts Division of Banks and other Governmental Authorities, with respect to the Conversion and the consummation of the transactions contemplated by this Agreement, it being understood that Buyer’s prompt filing of such applications or notices is subject to the Company having provided all requisite information necessary for such applications or notices to be deemed complete by the applicable Governmental Authority following reasonable notice from Buyer to the Company of the form and content of such required information. Each of Buyer and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to, all material written information submitted to any third party or any Governmental Authority in connection with the Conversion and the transactions contemplated by this Agreement; provided, however, that Buyer may exclude from the foregoing its confidential business plan. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it will consult with the other parties hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the Conversion and the transactions contemplated by this Agreement and each party will keep the other parties reasonably apprised of the status of material matters relating to the Conversion and the completion of the transactions contemplated hereby. In the event that any Governmental Authorities communicate with the Buyer or its representatives in any fashion regarding the Conversion, the Conversion Approvals, the Regulatory Approvals or the transactions contemplated by this Agreement, Buyer shall, within three Business Days after such communication, (a) provide the Company and its counsel with a copy of any written communication (including email) received or (b) with respect to oral communications, provide a summary thereof to the Company and its counsel.”

11. Section 7.6(i) of the Merger Agreement is hereby deleted and restated in its entirety as follows:

“(i) The Company shall designate, in consultation with Buyer, certain loan originators and other persons who are employees of the Company or its Subsidiaries who will be entitled to receive a retention bonus from Buyer, which may be comprised of an amount related to closed loan production prior to the Effective Time and/or a lump sum payment, in the event that such employee remains an employee of Buyer, Buyer Bank, the Company or any Subsidiaries of Buyer, Buyer Bank or the Company as of the earlier of ninety (90) days following the Effective Time or the involuntary termination after the Effective Time of such employee. The aggregate amount of such retention bonuses to be paid by Buyer for all designated employees shall be $200,000, and the allocation of each such bonus will be determined by Buyer and the Company, in their commercially reasonable discretion.”

12. Section 7.14 of the Merger Agreement is hereby deleted and restated in its entirety as follows:

“Information Systems Conversion. From and after the date hereof, representatives of Buyer, Buyer Bank, and the Company and the Company Bank shall meet on a regular basis to discuss and plan for the conversion of the Company’s or Buyer’s data processing and related electronic informational systems to those to be used upon the consummation of the Merger (the “Information Systems Conversion”) and to maximize operating efficiencies of the Surviving Corporation and Buyer Bank after the Effective Time. In connection therewith, the parties hereto shall cooperate with each other and use their reasonable best efforts to provide customers with any communications and/or notices that are necessary or advisable; provided, however, that the Company in its discretion may elect to defer any such customer communication or notice until the receipt of all Regulatory Approvals (excluding any waiting period in respect thereof). The

Information Systems Conversion shall include, but not be limited to: (a) discussion on third party service provider arrangements of the Company; (b) non-renewal, after the Effective Time, of personal property leases and software licenses used by the Company in connection with the systems operations; (c) retention of outside consultants and additional employees to assist with the Information Systems Conversion; (d) outsourcing, as appropriate after the Effective Time, of proprietary or self-provided system services and (e) any other actions necessary and appropriate to facilitate the Information Systems Conversion, as soon as practicable following the Effective Time. Buyer and Buyer Bank may enter into an agreement with a core processor who shall be the core processor of the Surviving Corporation and Buyer Bank after the Effective Time, but the Company and Company Bank shall not be required to take any action prior to the Effective Time to terminate, modify or enter into any agreements with respect to the information systems of the Company or the Company Bank.”

13. Section 8.1(a) of the Merger Agreement is hereby deleted and restated in its entirety as follows:

“(a) Regulatory Approvals. All Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired.”

14. Section 8.2(b) of the Merger Agreement is hereby deleted and restated in its entirety as follows:

“(b) Third Party Consents. The consents or approvals of (i) all Persons (other than Governmental Authorities) required for the continued use and occupation of any leased real estate that are required in order to prevent a breach of, or default under, or a termination of any right of, or any right of acceleration of any liability under, any of the Leases shall have been obtained, and (ii) the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, the Federal Housing Administration, the United States Department of Veterans Affairs and the Massachusetts Housing Finance Agency, to the extent required for Buyer Bank to continue to act as a seller/servicer following the consummation of the Merger, shall have been obtained and shall be in full force and effect, unless the failure to obtain any such consent or approval set forth in subsection (i) or (ii) above (x) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (y) is the result of a failure of Buyer Bank to be approved as a seller/servicer for such investors for reasons unrelated to the operation of the business of the Company or the Company Bank prior to the Effective Time.”

15. Section 8.2(c) of the Merger Agreement is hereby deleted and restated in its entirety as follows:

“(c) Officer Agreements. The President and Chief Operating Officer of Company Bank, the Executive Vice President and Chief Financial Officer of Company Bank and the Vice President/Internal Auditor of Company Bank shall have executed the respective agreement in the forms set forth in Exhibits A, B and C, respectively, to this Agreement.”

16. Section 8.2(d) of the Merger Agreement is hereby deleted and restated in its entirety as follows:

“(d) Mortgage Loan Originators. At the Effective Time, the Company shall employ at least seventy percent (70%) of the mortgage loan originators employed by the Company as of the date of this Agreement who are among the Company’s top ten mortgage loan originators, as measured by both loan origination dollars and numbers of loans, in the preceding 12 months; provided, however, that if the Effective Time is after August 31, 2016, this condition shall be deemed to have been met if the Company shall employ at least sixty percent (60%) of such mortgage loan originators employed by the Company as of the date of this Agreement; provided, further, that if the Effective Time is after September 30, 2016, this condition shall be deemed to have been met if the Company shall employ at least fifty percent (50%) of such mortgage loan originators employed by the Company as of the date of this Agreement.”

17. Section 9.1(b) of the Merger Agreement is hereby deleted and restated in its entirety as follows:

“(b) by Buyer, the Company, or Shareholder in the event that the Merger is not consummated by October 31, 2016 (the “Outside Date”), except to the extent that the failure of the Merger to be consummated shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;”

18. Section 9.1(d) of the Merger Agreement is hereby deleted and restated in its entirety as follows:

“(d) by Buyer, the Company or Shareholder, (i) in the event the Regulatory Approval shall have been denied by final nonappealable action of such Governmental Authority, or (ii) any Governmental Authority or court of competent jurisdiction shall have issued a final nonappealable order, injunction or decree enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement; provided, however, that subject to Section 7.4, the party seeking to terminate this Agreement shall have used its reasonable best efforts to obtain such approval or have such order, injunction or decree lifted.”

19. Section 9.1 of the Merger Agreement is hereby amended by inserting a new paragraph (e) to read as follows:

“(e) By the Company or Shareholder, if (i) Buyer withdraws its applications to Governmental Authorities seeking the Conversion Approvals, (ii) the Conversion Approvals shall have been denied by final nonappealable action of Governmental Authorities, (iii) Buyer fails to actively pursue the Conversion Approvals and completion of the Conversion, (iv) Buyer abandons its pursuit of the completion of the Conversion, (v) the corporators of Buyer fail to approve the Conversion pursuant to applicable law and the organizational documents of Buyer, or (vi) Buyer fails to receive sufficient orders for stock in the subscription, community and/or syndicated or firm commitment offerings to meet the minimum offering amount set forth in the independent appraisal prepared in connection with the Conversion and approved by applicable Governmental Authorities and within the time period specified in any prospectus approved for use by applicable Governmental Authorities.”

20. Section 9.2 of the Merger Agreement is hereby deleted and restated in its entirety as follows:

“9.2 Effect of Termination. In the event of termination of this Agreement by either Buyer, the Company or Shareholder as provided in Section 9.1, Buyer shall pay to the Company an amount equal to $100,000 (provided, however, that no such payment shall be made if Buyer terminates this Agreement pursuant to Section 9.1(c)), this Agreement shall forthwith become void and have no effect, and none of Buyer, the Company, Shareholder any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that Sections 7.1 (Press Releases), 7.9 (Confidentiality Agreement) and 11.4 (Expenses) and this Section 9.2 and all other obligations of the parties specifically intended to survive or be performed after the termination of this Agreement shall survive any termination of this Agreement; provided, however, that, notwithstanding anything to the contrary herein, none of Buyer, the Company or Shareholder shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement, separate and apart from the $100,000.”

21. Section 11.2 (a) is amended as follows:

(a) The definition of Closing Balance Sheet in Section 11.2(a) of the Merger Agreement is hereby deleted and restated in its entirety as follows:

“Closing Balance Sheet” means the consolidated balance sheet of the Company and its Subsidiaries as of the last day of the month prior to the Closing Date, prepared in accordance with GAAP and in a manner consistent with past practices of the Company and its Subsidiaries (i) adjusted to reflect (w) third party expenses incurred, or to be incurred, by the Company and its Subsidiaries as a direct result of the transactions contemplated by this Agreement (excluding the payment of the Bonuses and payments to be made by Buyer pursuant to Section 7.6(i)), (x) any other non-recurring items of revenue or expense known to the Company or Shareholder incurred, or to be incurred, by the Company and its Subsidiaries, and (y) any dividends or distributions, in each case of (w), (x) and (y) between the date of the Closing Balance Sheet and the Closing Date (other than gains on the sale of mortgage servicing rights, which shall be subject to the provisions of subsection (ii) hereof) and (ii) adjusted to include gains realized on the sale of mortgage servicing rights of up to $350,000 for the period from July 1, 2015 through the Closing Date (provided, however, that if the excess of the fair value of the remaining mortgage servicing rights as of the last day of the month prior to the Closing Date over the book value of such mortgage servicing rights (as reflected on the books of the Company in a manner consistent with past practices of the Company and its Subsidiaries) at the same date is greater than $2,100,000, then the Closing Balance Sheet shall be adjusted to include gains on the sale of mortgage servicing rights of up to $600,000 for the period from July 1, 2015 through the Closing Date). In the event that any gains on the sale of mortgage servicing rights are realized in the period from the last day of the month prior to the Closing Date through the Closing Date, the fair value of such servicing rights associated with such sale will be excluded from the calculation of the fair value of mortgage servicing rights as of the last day of the month prior to the Closing Date for the purpose set forth in subsection (ii). The fair value of the remaining mortgage servicing rights shall be determined by a written valuation performed by FTN Financial Capital

Assets Corporation as of the last day of the month prior to the Closing Date using the same methodology used by FTN Financial Capital Assets Corporation to value the mortgage servicing rights of the Company on behalf of Buyer in connection with Buyer’s applications for Regulatory Approvals. The parties acknowledge that such valuation will include a range of fair value and the median of such range shall be the fair value of such mortgage servicing rights for purposes of the Closing Balance Sheet.”

(b) The following is inserted into Section 11.2(a):

““Conversion” shall mean the conversion of Buyer from a mutual holding company form to a stock holding company form, pursuant to applicable law.

“Conversion Approvals” shall mean any approval or non-objection from any Governmental Authority necessary to consummate the Conversion.”

22. Section 11.2(b) is hereby amended to delete the definition of “Burdensome Conditions”.

23. Buyer acknowledges that the Company has incurred and will incur additional legal fees and expenses in connection with the Buyer’s pursuit of the Conversion and the negotiation and drafting of this Agreement. As a result, Buyer agrees that $25,000 shall be added back to the consolidated shareholder’s equity on the Closing Balance Sheet to insure that such amount is not considered in the calculation thereof for purposes of Section 2.1 or Section 8.2(e).

24. Buyer shall reimburse the Company for the actual amounts incurred by the Company for services rendered, and out of pocket expenses incurred, by Marcum LLP in connection with the conversion of Buyer from a mutual holding company form to a stock holding company form, pursuant to applicable law, including, without limitation, such services and expenses incurred in the pursuit of any approval or non-objection from any Governmental Authority necessary to consummate such conversion. Such reimbursement shall occur from time to time upon receipt of reasonably satisfactory evidence of such fees and expenses incurred by the Company, whether or not the transactions contemplated by the Merger Agreement are consummated. The obligations of Buyer hereunder shall survive termination of the Merger Agreement for any reason.

25. This Agreement shall be governed by, and interpreted in accordance with, the laws of the Commonwealth of Massachusetts, without regard to the conflict of law principles thereof.

26. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original. A facsimile copy or electronic transmission of a signature page shall be deemed to be an original signature page.

27. Except to the extent modified herein, the terms and conditions of the Merger Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

RANDOLPH BANCORP

By:	/s/ James P. McDonough
Name:	James P. McDonough
Title:	President and Chief Executive Officer

FIRST EASTERN BANKSHARES CORPORATION

By:	/s/ Richard F. Kalagher
Name:	Richard F. Kalagher
Title:	President

RICHARD F. KALAGHER, solely with respect to his individual obligations under this Agreement and not the obligations of the Company

By:	/s/ Richard F. Kalagher
Name:	Richard F. Kalagher